Exhibit 99.76

2707031 ONTARIO INC.

Suite 400, 305 Milner Avenue,

Toronto, Ontario M1B 3V4

For Immediate Release

SUBSIDIARY OF ALIMENTATION COUCHE-TARD INC.

EXERCISES WARRANTS OF FIRE & FLOWER HOLDINGS CORP.

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES

AND NOT FOR DISSEMINATION IN THE UNITED STATES

TORONTO, September 18, 2020 – 2707031 Ontario Inc. (“2707”), an indirect wholly-owned subsidiary of Alimentation Couche-Tard Inc., announces that it has acquired ownership and control over 13,146,469 common shares (“Fire & Flower Shares”) of Fire & Flower Holdings Corp. (“Fire & Flower”) upon the exercise of 13,146,469 series A common share purchase warrants of Fire & Flower (the “Series A Warrants”), representing approximately 7.40% of the issued and outstanding Fire & Flower Shares.

Immediately prior to the exercise of 13,146,469 Series A Warrants and the acquisition of the 13,146,469 Fire & Flower Shares, 2707 held (i) 4,061,593 Fire & Flower Shares (representing approximately 2.47% of the issued and outstanding Fire & Flower Shares); (ii) $25,989,985.42 principal amount of 8% unsecured convertible debentures of Fire & Flower (“2019 Debentures”); (iii) $2,475,000 principal amount of 8% secured convertible debentures of Fire & Flower (“2020 Debentures” and, together with the 2019 Debentures, the “Debentures”); (iv) 34,158,027 Series A Warrants; (v) 67,175,541 series B common share purchase warrants of Fire & Flower (the “Series B Warrants”); and (vi) 133,390,789 series C common share purchase warrants of Fire & Flower (the “Series C Warrants” and, together with the Series A Warrants and the Series B Warrants, the “Warrants”). In the event the principal amount of the Debentures is converted in full (assuming a $0.90 conversion price for the 2019 Debentures) and all of the 234,724,357 Warrants are fully exercised, 2707 would have ownership and control over an aggregate of 272,613,711 Fire & Flower Shares (including the 4,061,593 Fire & Flower Shares referred to above). These combined holdings would represent approximately 62.95% of the outstanding Fire & Flower Shares, calculated on a partially diluted basis assuming the conversion in full of the Debentures and the full exercise of the 234,724,357 Warrants held by 2707 only (approximately 52.98% on a fully diluted basis).

Immediately after the exercise of 13,146,469 Series A Warrants and the acquisition of the 13,146,469 Fire & Flower Shares, 2707 has ownership and control over (i) 17,208,062 Fire & Flower Shares (representing approximately 9.68% of the issued and outstanding Fire & Flower Shares); (ii) $25,989,985.42 principal amount of 2019 Debentures; (iii) $2,475,000 principal amount of 2020 Debentures; and (iv) the right to acquire up to 221,577,888 Fire & Flower Shares through 221,577,888 Warrants. In the event the principal amount of the Debentures is converted in full (assuming a $0.90 conversion price for the 2019 Debentures) and all of the 221,577,888 Warrants are fully exercised, 2707 would have ownership and control over an aggregate of 272,613,711 Fire & Flower Shares (including the 17,208,062 Fire & Flower Shares referred to above). These combined holdings would represent approximately 62.95% of the outstanding Fire & Flower Shares, calculated on a partially diluted basis assuming the conversion in full of the principal amount of the Debentures and the full exercise of the Warrants held by 2707 only (approximately 52.98% on a fully diluted basis).

2707 acquired the 13,146,469 Fire & Flower Shares for investment purposes only and not with a view to materially affecting control of Fire & Flower. Depending upon market conditions and other factors, 2707 may, from time to time, acquire or dispose of additional securities of Fire & Flower, in the open market, by private agreement or otherwise, or acquire interests in or enter into related financial instruments involving a security of Fire & Flower.

The head office address of Fire & Flower is 308 – 150 King Street West, Toronto, Ontario M5H 1J9.

For further information or to obtain a copy of the Early Warning Report filed by 2707, please contact Jean Marc Ayas, Manager, Investor Relations at Alimentation Couche-Tard Inc., at (450) 662-6632, ext. 4619 (investor.relations@couche-tard.com).